UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.

510 Bering Drive, Suite 600

Houston, Texas 77057-1457

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

Signature	11

EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator

Crown Castle International Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corporation 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Pittsburgh, Pennsylvania

June 22, 2007

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value (note 3):
Registered investment companies and common stock	$34,848,806	$29,316,709
Common collective funds (contract value: $4,416,691 and $2,268,014)	4,391,362	2,243,990
Unitized trust fund	5,291,109	4,285,590
Participant loans	660,267	482,005

Total investments	45,191,544	36,328,294

Receivables:
Employer contributions	1,066,079	886,753
Other receivables	2,502	2,704

Total receivables	1,068,581	889,457

Net assets available for benefits at fair value	46,260,125	37,217,751
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	25,329	24,024

Net assets available for benefits	$46,285,454	$37,241,775

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net realized gain and unrealized appreciation on investments (note 3)	$4,227,145	$2,629,275
Dividends and interest	1,856,737	1,140,998

Total investment income	6,083,882	3,770,273
Contributions:
Employer, net of forfeitures	2,279,337	2,104,734
Participant	3,704,485	3,727,960
Rollovers	456,067	621,762

Total contributions	6,439,889	6,454,456

Total additions	12,523,771	10,224,729
Deductions from net assets attributed to:
Benefits paid to participants	3,444,854	2,781,419
Administrative expenses	35,238	75,218

Total deductions	3,480,092	2,856,637

Net increase	9,043,679	7,368,092
Net assets available for benefits:
Beginning of year	37,241,775	29,873,683

End of year	$46,285,454	$37,241,775

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

(1)	Plan Description

The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is record keeper, and both Schwab Retirement Plan Services, Inc. and Investors Bank & Trust Company serve as custodians. The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions

Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $15,000 in 2006 and $14,000 in 2005 for participants under age 50. Participants who are age 50 and older can contribute an additional $5,000 in 2006 and $4,000 in 2005 for a total of $20,000 in 2006 and $18,000 in 2005. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2006, the Plan offers ten mutual funds, six common collective funds, a participant directed brokerage account and the Crown Castle International Corp. Common Stock Unitized Trust Fund. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company’s board of directors. Contributions are subject to certain limitations. The Company’s discretionary contributions, net of forfeitures, were $1,008,632 and $833,491 for the years ended December 31, 2006 and 2005, respectively. The Company applied forfeitures to fund the discretionary contributions in the amount of $50,000 and $151,060 for the years ended December 31, 2006 and 2005, respectively.

(c)	Participant Accounts

Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

(e)	Participant Loans

Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

(f)	Payment of Benefits

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

(g)	Forfeitures

Company contributions and earnings thereon that have not become vested, and have been forfeited by the participants in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan and may be applied to reduce the Company’s contributions to the plan. Amounts forfeited were $38,829 and $43,040 during the years ended December 31, 2006 and 2005, respectively. Forfeited amounts of $25,860 and $67,803 were applied against administrative expenses for the years ended December 31, 2006 and 2005, respectively. Forfeited amounts of $50,000 and $151,060 were applied against the Company’s discretionary contribution to the plan for the years ended December 31, 2006 and 2005, respectively. The forfeited amounts that were unallocated to participants totaled $85,855 and $219,285 as of December 31, 2006 and 2005, respectively.

(h)	Administration Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. The Plan permits the application of forfeited assets to pay administrative expenses.

(i)	Termination of Plan

In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

(j)	Significant Plan Amendments

Effective May 26, 2005, the Plan was amended to mandate distributions in a single lump sum to an Individual Retirement Account made available through Charles Schwab & Company, Inc. to any participant who has terminated employment and whose vested account balance is between $1,000 and $5,000 at the time of termination.

Effective May 26, 2005, the Plan was amended to provide for employee deferral percentage changes on the first of each month rather than each quarter.

On January 10, 2006, the Plan added an investment option for the Schwab Personal Choice Retirement Account, a participant directed brokerage account consisting of the option to invest in a wide array of mutual funds and individual stocks, bonds and certain other investments.

Effective April 1, 2006, the Plan was amended to automatically enroll new employees in the Plan after three months of service at a deferral rate of 3% of their compensation subject to election otherwise by the employee.

Effective May 1, 2007, the Plan was amended to automatically increase each participant’s deferral rate by 1% each year for those participants who were automatically enrolled in this Plan until the total employee deferral rate is equal to 6% subject to election otherwise by the employee.

(k)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for Plan Benefits. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of January 1, 2008. The Company believes the adoption of SFAS 157 will not have a material impact on the Plan’s financial statements.

On December 29, 2005, the FASB issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

and Welfare and Pension Plans.” The Schwab Stable Value Fund holds fully benefit-responsive investment contracts subject to the provisions of this FSP. This FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount the participants would receive if they were able to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as an adjustment from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Implementation of this FSP has no net impact on the net assets of the Plan and only affects the presentation of the investments within the Statements of Net Assets Available for Benefits.

(c)	Investment Income

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments

Investments in the Crown Castle International Corporation Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Crown Castle International Corporation, which along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are accounted for on a settlement-date basis. The difference between the recording of transactions on a trade date and a settlement date was not significant to the Plan’s financial statements.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

(e)	Contributions

Participant contributions are recorded as they are withheld from the participant’s wages.

(f)	Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

(3)	Investment Programs

Schwab Retirement Plan Services, Inc. serves as custodian of the Plan assets. The funds listed below were the investment options as of December 31, 2006.

•	Columbia Acorn Z Fund

•	Goldman Sachs Government Income A Fund

•	Goldman Sachs Mid Cap Value A Fund

•	Growth Fund of America

•	JPMorgan Core Bond Select

•	Julius Baer International Equity A Fund

•	Mainstay Small Cap Opportunity

•	Personal Choice Retirement Account

•	Phoenix-Duff & Phelps Real Estate Securities Fund A

•	Schwab 1000 Index Fund

•	Schwab Managed Retirement Trust 2010

•	Schwab Managed Retirement Trust 2020

•	Schwab Managed Retirement Trust 2030

•	Schwab Managed Retirement Trust 2040

•	Schwab Managed Retirement Trust Income

•	Schwab Stable Value Fund

•	Van Kampen Growth & Income A Fund

•	Crown Castle International Corp. Stock Unitized Trust Fund

The following are investments that represent 5% or more of the Plan’s assets:

	December 31,
	2006	2005
Registered Investment Companies: (valued at fair value)
Columbia Acorn Z Fund	$3,356,313	$2,810,876
Goldman Sachs Mid Cap Value A Fund	3,429,012	2,798,975
Growth Fund of America	8,090,157	6,717,701
Julius Baer International Equity A Fund	7,042,591	4,861,591
Schwab 1000 Index Fund	4,345,201	3,839,248
Van Kampen Growth & Income A Fund	2,716,799	2,362,696
Common Collective Fund: (valued at contract value)
*Schwab Stable Value Fund	$1,945,099	$2,268,014
Common Stock Unitized Trust Fund: (valued at fair value of underlying assets)
Crown Castle International Corp. Stock Unitized Trust Fund	$5,291,109	$4,285,590

*    Investment is only 5% or more of the Plan assets as of December 31, 2005.

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,227,145 and $2,629,275, respectively, as follows:

	For the Years Ended December 31,
	2006	2005
Registered investment companies and common stock	$3,111,835	$708,211
Common collective funds	184,535	68,697
Common stock unitized trust fund	930,775	1,852,367

	$4,227,145	$2,629,275

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

(4)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service dated October 29, 2004, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)	Party-In-Interest Transactions

Certain Plan investments are funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is record keeper, and both Schwab Retirement Plan Services, Inc. and Investors Bank & Trust Company serve as custodians.

The Crown Castle International Corp. Stock Unitized Trust Fund holds 159,585 shares and 154,225 shares of Crown Castle International Corp. common stock as of December 31, 2006 and 2005, respectively.

Participants have loans from their fund accounts outstanding in the amount of $660,267 and $482,005 as of December 31, 2006 and 2005, respectively.

(6)	Subsequent Events

In February 2007, the Plan eliminated the investment option for the Mainstay Small Cap Opportunity Fund. In February 2007, the Plan added the investment option for the Northern Small Cap Value Fund and the Alger Small Cap Growth Institutional Fund.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

EIN: 76-0470458

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Registered Investment Companies:
American Funds	Growth Fund of America	$8,090,157
Columbia Wagner Asset Management	Columbia Acorn Z Fund	3,356,313
Goldman Sachs Trust	Goldman Sachs Government Income A Fund	754,251
Goldman Sachs Trust	Goldman Sachs Mid Cap Value A Fund	3,429,012
JPMorgan Asset Management	JPMorgan Core Bond Select	1,591,392
Julius Baer Investments Funds	Julius Baer International Equity A Fund	7,042,591
Mainstay Funds	Mainstay Small Cap Opportunity	1,116,488
Phoenix Investment Partners, LTD	Phoenix-Duff & Phelps Real Estate Securities A Fund	1,769,523
*The Charles Schwab Trust Company	Schwab 1000 Index Fund	4,345,201
Van Kampen Funds	Van Kampen Growth & Income A Fund	2,716,799

Total registered investment companies:		34,211,727

Common Collective Funds:
*The Charles Schwab Trust Company	Schwab Stable Value Fund	1,945,099	**
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2010	319,505
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2020	1,260,100
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2030	449,795
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2040	439,375
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust Income	2,817

		4,416,691

Participant Directed Brokerage Account:
*The Charles Schwab Trust Company	Personal Choice Retirement Account	637,079
Unitized Trust Fund:
*Crown Castle International Corp.	Common stock	5,291,109
Participant Loans:
*Participants	90 participant loans with various rates of interest from 5.00% to 10.50% and various maturity dates through 2011	660,267

		$45,216,873

*	Party-in interest

**	Amount represents contract value for the fully benefit responsive investment contracts. See note 2.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN (Name of Plan)

By	/s/ ROB A. FISHER
Rob A. Fisher Vice President and Controller (Principal Accounting Officer)

Date: June 25, 2007